UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18, Genesis Close, George Town,

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Fourth Amended & Restated Memorandum and Articles of Association

On December 19, 2025, SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), received the Certificate of Incumbency (the “Certificate”) of Amicorp Cayman Fiduciary Limited, the Company’s registered office, certifying the resolutions of the shareholders at the extraordinary general meeting of shareholders held on December 11, 2025. The shareholders’ resolutions approved THAT the authorised share capital of the Company remain US$10,000,000, but the par value of every issued and unissued ordinary share of the Company be reduced from US$0.50 to US$0.0001 per share; AND THAT the Fourth Amended and Restated Memorandum and Articles of Association presented to the meeting (the “Fourth A&R M&A”) be and are hereby approved and adopted in substitution for, and to the exclusion of, the existing Memorandum and Articles of Association of the Company. The Certificate of Incumbency and the A&R Memorandum are attached hereto as Exhibits 99.1 and 99.2 respectively.

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company, convened at December 11, 2025, at 8:30A.M., Eastern Time by conference call, the shareholders of the Company adopted resolutions approving the proposal considered at the Meeting. A total of 8,778,112 votes, representing 61.13% of the votes exercisable as of December 11, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal No. 1: The authorised share capital of the Company be amended from US$10,000,000 divided into 20,000,000 shares with a nominal or par value of US$0.50 to US$10,000,000 divided into 100,000,000,000 (one hundred billion) ordinary shares with a nominal or par value of US$0.0001 and the Fourth Amended and Restated Memorandum and Articles of Association annexed hereto be and it is hereby adopted as the Fourth Amended and Restated and Restated Memorandum and Articles of Association of the Company in substitution for and to the exclusion of the Company’s existing Memorandum and Articles of Association.

Resolution: Approved

RESOLVED, to reduce the par value of the Company’s ordinary shares; and the related amendments to the Company’s Memorandum and Articles of Association. That the Registered Office and Registered Agent be instructed to do all the necessary to give effect to the above resolution.

	For	Against	Abstain
Number of Voted Shares	8,315,884	461,582	646
Percentage of Voted Shares	94.73%	5.26%	0.01%

Exhibits

Exhibit No.	Description
99.1	Certificate of Incumbency of Amicorp Cayman Fiduciary Limited dated December 19, 2025.
99.2	Fourth Amended and Restated Memorandum and Articles of Association of the Company effective December 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: January 12, 2026	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director